Exhibit 16.1

January 31, 2022

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We are currently principal accountants for Yellowstone Acquisition Company (“YAC”) and, under the date of March 12, 2021, except for the effect of the restatement disclosed in Note 2, as to which the date is May 24, 2021, we reported on the financial statements of YAC as of December 31, 2020 and for the period from August 25, 2020 (inception) to December 31, 2020. On January 25, 2022, we were notified that YAC engaged EisnerAmper LLP as its principal accountant for the year ending December 31, 2022 and that the auditor-client relationship with KPMG LLP will cease upon completion of the audit of YAC’s financial statements as of and for the year ended December 31, 2021, and the issuance of our report thereon. We have read YAC's statements included under Item 4.01 of its Form 8-K dated January 31, 2022, and we agree with such statements.

Very truly yours,

/s/ KPMG LLP